Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces Adjustment to Purchase Price for the
Kiryat Gat Industrial Zone Power Plant

Singapore, December 28, 2022. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on June 2, 2022 that OPC, through a subsidiary, entered into a purchase agreement with Dor Alon Energy in Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership (collectively, “Dor Alon”) for the purchase by OPC of a partnership which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area (the “Power Plant”), which began commercial operation in November 2019.

The consideration under the purchase agreement was NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital. The consideration was also subject to adjustments in connection with repayment or non-repayment of senior debt extended to the Power Plant as agreed between the parties to the purchase agreement (the “Senior Debt”).

On December 27, 2022, OPC was informed that Dor Alon fully repaid the Senior Debt. Due to the repayment, the consideration for the purchase has been adjusted to approximately NIS 870 million (approximately $248 million), subject to further adjustments for cash balances and working capital.

The consideration, as adjusted, is required to be paid on the completion date of the acquisition, except for NIS 300 million (approximately $86 million) of the consideration,, which is required to be paid on December 31, 2023.

The completion of the acquisition remains subject to conditions set forth in the purchase agreement, including regulatory approvals and third-party consents.

OPC is negotiating an agreement with a financial institution to finance a portion of the purchase in the amount of approximately NIS 450 million (approximately $128 million), and expects to fund the remaining purchase price with its own resources.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the purchase agreement with Dor Alon, including the terms and conditions of the agreement and purchase price adjustments, OPC’s expectations on funding the purchase price and OPC’s negotiations on potential agreement with a financial institution to finance a portion of the purchase price, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the transactions contemplated by the purchase agreement described above are not consummated on the terms described herein and under the agreement or at all, that the conditions to completion of the acquisition are not fulfilled including lack of required approvals, risks relating to the financing of the purchase price including risks relating to the negotiations on an agreement for debt financing, and the risk that the purchase agreement does not result in a completed transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.